Mereo BioPharma Group plc NASDAQ: MREO March 14 2022 Alvelestat (MPH966)            R&D Day  Exhibit 99.1

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Summary The ASTRAEUS 12-week trial is on track to deliver top-line Phase 2 data for alvelestat in AATD patients with lung emphysema in early Q2 2022* Primary endpoints evolved to three key biomarkers on the pathogenic pathway of the lung disease including detection of neutrophil elastase levels in patients  More comprehensive - allows investigation of a number of causal pathway biomarkers for further development In-vivo neutrophil elastase assay more akin to “functional PK” in-vitro assays used as a primary end-point in Phase 2 studies for AAT augmentation  Follows on from Mereo's development of the biomarker strategy and  the Type C meeting held with the FDA  The ATALANTa Phase 2 study will currently read-out in early 2023 and is complementary to ASTRAEUS  Alvelestat has demonstrated a clean safety profile in all studies to-date with a tendency for headaches managed through dose escalation* Plan to engage in discussions with the FDA on Registrational trial design for AATD in end of Phase 2 meeting in 2H 2022 Alvelestat has potential in other indications Demonstrated impact on biomarkers of elastin breakdown and fibrosis in BOS following allogeneic hematopoietic stem cell transplantation, with encouraging pulmonary function outcomes. Phase 2 to be initiated in earlier stage patients, with clinical endpoints.  Demonstrated a clinically meaningful effect in short term 5-10 day dosing in hospitalised COVID-19 supports anti-inflammatory effects on top of those achieved by high dose corticosteroids *Note: Uncleaned data. Final values may differ from those presented here.

# Upcoming Key Milestones & Opportunities

| Upcoming Milestone For Core Programs | | | | | | |
|---|---|---|---|---|---|---|
| Product Candidate | Indication | 2022 | 2023 | 2024 | Partner | Next Milestone |
| Etigilimab | Solid tumors | Phase 1b/2 basket study with potential cohort expansion | | | | Phase 1b/2 full enrolment and data<br>Phase 2 cohort expansion |
| Alvelestat | AATD | Phase 2 ASTRAEUS*<br>Phase 2 ATALANTa | | | | AATD<br>Phase 2 top-line data |
| | BOS | Phase 1b | Phase 2 | | | BOS Phase 2 initiation |
| Setrusumab | Osteogenesis imperfecta | Pediatric Phase 2b/3 fracture study<br>Pediatric Phase 2 children <5 years | | | ultragenyx pharmaceutical | Initiation of pivotal study pediatric & young adults (5-25yrs old)<br>Initiation of Phase 2 children <5 yrs old) |

*ASTRAEUS is a proof-of-concept phase 2 study

| Non-core Programs | |
|---|---|
| | **Navicixizumab** has been partnered with OncXerna for further development. **Received a $2M CMC milestone** |
| | **Leflutrozole and acumapimod** are currently under partnering discussions. **Next Milestone**: Partnership agreement |

● *Projected milestone*

# ASTRAEUS Phase 2 Study in AATD-Associated Emphysema

A randomized double blind-placebo-controlled study in patients naïve to augmentation or following a 6-month wash-out period. **Total of 99 patients enrolled.** **Chief Investigator – Prof. Rob Stockley**

**Trial Population**
- Age ≥18 and ≤80 years
- Pi*ZZ, Pi*Z Null, Pi*Null genotype/phenotype, other rare types
- FEV1 ≥20% predicted

**12-week dosing period, 4 weeks FU**

**Dose escalation design**

**Randomisation**

- **Alvelestat Placebo bid ~ 36**
- **Alvelestat Dose 1 120 mg bid ~ 22**
- **Alvelestat Dose 2 ~ 41**

**IDMC –both doses deemed safe to proceed**
**Preferential recruitment to highest dose per protocol**

Mereo BioPharma

ALPHA-1 FOUNDATION

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ASTRAEUS Phase 2 Initial Endpoints Primary Endpoints Within individual % change from baseline in plasma desmosine/isodesmosine at end of treatment compared to placebo to week 12 Secondary and Exploratory Endpoints Blood Neutrophil Elastase activity Blood Aα-Val360 levels Safety and tolerability Lung damage and inflammation biomarkers Pharmacokinetics  St. George's Respiratory Questionnaire Spirometry including   - Forced expiratory volume in 1 second (FEV1), FVC and FEF25-75 Exacerbations

# ASTRAEUS Demographics And Baseline AATD Characteristics

- Similar to other baseline data for randomized control trials in severe AATD patients[$]

| | ASTRAEUS | RAPID* | |
|---|---|---|---|
| | All, (N=99) | A1PI(n=93) | Placebo (n=87) |
| **Age years** Mean ±SD (Range) | 57.3 ±10.1 (26-75) | 53.8±6.9 | 52.4±7.8 |
| **Sex** Male (%) Female (%) | 39(40%) 60(60%) | 48(52%) 45(48%) | 50(57%) 37(43%) |
| **Race** White (%) | 95(96%) | 93(100%) | 87(100%) |
| **$FEV_1$ % predicted** Mean± SD | 56.7±20.7 | 47.4±12.1 | 47.2±11.1 |
| **A1AP concentration µm** Mean±SD (Range) | 3.9 ±1.6 (0.04-9.0) | 6.38±4.62 | 5.94±2.42 |
| **Mutation status** | All ZZ | ^NR | ^NR |
| **Time from AATD diagnosis years -** Median (Range) | 9 (1-42) | ^NR | ^NR |

$ Preliminary uncleaned data

*Chapman et al. (2015) Lancet. 2015 Jul 25;386(9991):360-8

^NR- Not Reported

**Note: Uncleaned data. Final values may differ from those presented here.**

Mereo BioPharma

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# Plasma Desmosine as a Biomarker of Proposed Pathogenic Mechanism (Elastosis)

**Marker of Effect on Target Tissue**

- Measure of elastolytic rate (desmosine/isodesmonsine = "desmosine“)
- Consistently increased in AATD-associated lung disease (emphysema)
- Addresses question of whether NE inhibition alone modifies a marker within the pathogenic pathway

**Desmosine increased in diseases associated with increased NE and shows response to NE suppression with alvelestat in signal-seeking clinical studies**

- Cystic Fibrosis: ~19% reduction alvelestat (n=26) compared to placebo (n=29) (p=0.105) by 4 weeks[$]
- Bronchiectasis: ~10% reduction in alvelestat compared to placebo (p= 0.120) by 4 weeks[#]
- Bronchiolitis Obliterans Syndrome (BOS): decrease of ~ 16% from baseline by week 8 (p=0.066)[^]

Mereo BioPharma

*$Elborn et al., (Log transformed data on file) 2012; #Stockley et al., 2013; ^ Im et al., 2021*

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# Elevated Blinded Baseline Desmosine Levels In ASTRAEUS Consistent With Other Studies

**Data, including therapeutic response, available in AATD**

- Correlate with clinical measures of disease severity (FEV1), respiratory function (diffusion factor) and structure (lung density) in AATD population
- Elevated in AATD across different studies
- Responsive to AAT replacement (~ 6.5% reduction at 3 months) in RAPID study[$]

**Elevated (blinded) baseline desmosine levels in ASTRAEUS, consistent with other studies of severe AATD**

- **ASTRAEUS baseline = 0.386 ng/ml (SD 0.137)**
- RAPID study baseline = 0.365 ng/ml (SD 0.101)
- Healthy volunteers = 0.21ng/ml (SD 0.03)

Mereo BioPharma

**Note: Uncleaned data. Final values may differ from those presented here.**

$ Ma et al *Chronic Obstr Pulm Dis*. 2017; 4(1): 34-44
*** Albarbarawi et al. (2013) Bioanalysis. 2013 Aug;5(16):1991-2001*

Monitoring Neutrophil Elastase (NE) Levels In Patients With AATD  “Functional PK” assays used in AAT augmentation measure NE inhibiting capacity of serum to quantitate level of “biologically active” AAT  Does not measure NE activity within a patient and cannot be used as a measure of ongoing in vivo suppression  Measurement of elastase in AATD to monitor therapeutic intervention is challenging:  Limited sensitivity of assays for blood NE activity  NE activity assays available for sputum, but minority with AATD produce sputum  Increased sensitivity of an  established NE activity method (ProAxsis®) now enables measurement of blood elastase activity in patients enrolled in ASTRAEUS In Vitro In Vivo

# Measurement Of Target Engagement - Activity-based NE Immunoassay For In-vivo Blood Monitoring Of NE Suppression

- The ProteaseTag® activity-based immunoassay specifically measures active neutrophil elastase levels
- Improved sensitivity, enables detection in blood supports potential detection of therapeutic effect.

| Active NE (ng/ml) | | |
|---|---|---|
| | ASTRAEUS Baseline Blinded data (N=82) | Healthy Subjects Recent data (N=39) |
| Mean | 63.6 | 9.6 |
| Median | 40.7 | 0 |
| Range | 0-685.6 | 0-104.2 |

**Significant difference between the active NE concentrations in each group (p = <0.0001)**



NE Activity in Healthy Subjects and AATD Patients
150
100
50
0
Active NE (ng/mL)
AATD patients
Healthy Volunteers
Subjects
Subjects
AATD patients
Healthy Volunteers

Mereo BioPharma

**Note: Uncleaned data. Final values may differ from those presented here.**

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Simultaneous incubation

Preincubation

Alvelestat/elastase *AZD9668: alvelestat *

Plasma Aα-Val360 Blinded Baseline Levels Raised In ASTRAEUS AATD Population Mereo Biopharma Group plc Blinded baseline level ASTRAEUS mean 15.05nM (SD 4.81) Similar to levels in AATD Registry study in PiZZ (Carter et al 2013) Positive correlation between desmosine and  Aα-Val360 levels at baseline in ASTRAEUS Note: Uncleaned data. Final values may differ from those presented here.

No Safety Signals Identified To-date In AATD Patients (Data Blinded To Mereo) Independent Data Monitoring Committee reviews unblinded safety data ~ quarterly. There have been no safety signals detected on adverse event or lab monitoring, including in infectious events, liver, hematology or ECG review. Most commonly reported treatment-emergent adverse event (TEAE) has been headache- considered a tolerability issue and not a safety issue for alvelestat.  Headache is a known side effect of alvelestat and was most frequent in the highest dose arm. Dosing amended to include a within-participant dose escalation step which reduced the frequency/severity of headache Note: Uncleaned data. Final values may differ from those presented here.

Linking Biomarkers To Pathological Pathway  AATD-Lung Disease Pathogenic Pathway Neutrophil Elastase Activity Unopposed NE Alveolar Elastin Breakdown Lung Tissue Loss/Emphysema Increased neutrophil elastase activity Increase in neutrophil  elastase-driven target (fibrinogen) breakdown Elastin breakdown fragments Aα-Val360 Blood NE Desmosine CT Density/FEV1 Alvelestat

ASTRAEUS Phase 2 Revised Endpoints   Primary Endpoints Within individual % change from baseline up to end of treatment within treatment arm and in comparison, to placebo up to week 12 in: Plasma desmosine/isodesmosine levels Blood Neutrophil Elastase activity Blood Aα-Val360 levels Secondary and Exploratory Endpoints Safety and tolerability Lung damage and inflammation biomarkers Pharmacokinetics  St. George's Respiratory Questionnaire Spirometry including   - Forced expiratory volume in 1 second (FEV1), FVC and FEF25-75 Exacerbations

# Alvelestat (MPH966) For The Treatment of ALpha-1 ANTitrypsin Deficiency “ATALANTa” (Investigator-initiated – Principal Investigator Prof Mark Dransfield, UAB)

**N = 66**
**1:1 active to placebo**

Randomisation

**12 week dosing period**

Alvelestat Placebo bid N=33

Alvelestat 120 mg bid N=33

## Trial Population

- Age ≥18 and ≤80 years
- Pi*ZZ, Pi*SZ, Pi*Z Null, or Pi*Null genotype/phenotype
- Emphysema, FEV1 ≥25% predicted
- Not currently receiving augmentation OR on stable augmentation for at least 12 weeks prior to screening

## Primary Endpoints

- Within-individual % change in plasma desmosine/isodesmosine (week 12)
- Safety and tolerability

## Secondary Endpoints

- Blood Aα-Val$^{360}$, Neutrophil elastase
- Protease neo-epitopes
- Collagen peptides/chemoattractants
- Pro-inflammatory cytokines

## Exploratory Endpoints

- PK/PD
- Spirometry
- PROMs

THE UNIVERSITY OF ALABAMA AT BIRMINGHAM

ATALANTa - Consistent Supportive Safety Profile Of Alvelestat In Patients With AATD 10 active sites in USA 37 patients randomized No SAEs reported  in  the study to date No clinically important abnormalities in hematology and clinical chemistry reported  to date 6 monthly DSMB meeting (last Dec 2 2021) “We reviewed AEs and safety data and noted no concerning trends” Note: Uncleaned data. Final values may differ from those presented here.